Exhibit 99.4

CORDOVACANN ANNOUNCES CHANGE OF AUDITOR

TORONTO, ONTARIO, October 23, 2018 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company’s board of directors has approved a change in its auditor. Effective October 17, 2018, the Company’s audit committee and board of directors requested that MNP LLP (the “Former Auditor”) resign as auditor to facilitate the appointment of Marcum LLP (the “Successor Auditor”) as the Company’s new auditor until the next annual general meeting.

The Company has sent a Notice of Change of Auditor (the “Notice”) to the Former Auditor and to the Successor Auditor and has received a letter from each, addressed to the Ontario Securities Commission stating that they agree with the statements contained within the Notice. The Notice together with the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company’s audit committee and the board of directors and are available on SEDAR at www.sedar.com.

There were no disagreements or unresolved issues with the Former Auditor on any matter of audit scope or procedures, accounting principles or policies, or financial statement disclosure. There were no reservations in the Former Auditor’s reports for the two most recently completed fiscal years and it is the Company's opinion that there have been no "reportable events" (as defined in National Instrument 51-102 - Continuous Disclosure Obligation) between the Company and the Former Auditor.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Cordova Contact:
Ashish Kapoor
ashish@cordovacann.com
(416) 523-3350